

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

<u>Via E-mail</u>
Mr. Mark Thompson
Chief Financial Officer
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

  **Re: Sappi Limited**
    **Form 20-F for the Fiscal Year Ended October 2, 2011**
    **Filed December 15, 2011**
    **File No. 001-14872**

Dear Mr. Thompson:

  We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Brad Skinner

      Brad Skinner
      Senior Assistant Chief Accountant